Exhibit 99.2

ICECURE MEDICAL LTD.
CAESAREA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, AUGUST 6, 2026

This proxy statement (the “Proxy Statement”) is being solicited by our board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, August 6, 2026 at 5:00 p.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication, at the following link:

https://teams.microsoft.com/meet/367151342690026?p=x1Zl3LcmQtwBFjZyb2

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this Proxy Statement.

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than 25% of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Thursday, August 6, 2026 at 6:30 p.m. Israel time (the “Adjourned Meeting”). If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, Proposal No. 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares, amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

It is noted that there may be changes on the agenda after publishing this Proxy Statement. Therefore, the most updated agenda will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

In accordance with Section 66(b) of the Israeli Companies Law 5759-1999 (the “Companies Law”) and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% of the outstanding voting rights of the Company), to Ms. Rotem Naim, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: rotemn@icecure-medical.com, no later than July 9, 2026.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Ms. Rotem Naim, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: rotemn@icecure-medical.com. Any Position Statement received will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than July 27, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than August 1, 2026.

One shareholder or more holding Ordinary Shares which represent 5% or more of the Company’s voting rights (3,426,715 Ordinary Shares as of June 30, 2026), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (1,028,220 Ordinary Shares) is entitled to examine the Proxy Statement and voting materials in the Company’s office after the Meeting is held.

There may be changes on the agenda after publishing the Proxy Statement and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE AMENDMENTS TO CERTAIN TERMS OF THE SERIES B WARRANTS AND SERIES C WARRANTS ISSUED IN A PRIVATE PLACEMENT

Background

On March 26, 2026, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed: (i) to issue and sell in a registered direct offering by the Company directly to the Purchasers, 266,666 Ordinary Shares at an offering price of $15.00 per share and (ii) to issue and sell in a concurrent private placement (the “March 2026 Private Placement”): (a) Series B warrants to purchase up to 266,666 Ordinary Shares (the “Series B Warrants”); and (b) Series C warrants to purchase up to 266,666 Ordinary Shares (the “Series C Warrants,” and together with the Series B Warrants, the “Warrants”). The Warrants were exercisable immediately upon issuance and each of the Warrants has an exercise price of $16.50 per share. The Series B Warrants will expire five years following the date of issuance and the Series C Warrants will expire one year following the date of issuance. The March 2026 Private Placement was conducted pursuant to the terms of the SPA, which is filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K of the Company, furnished to the SEC on March 27, 2026.

The figures are presented to give effect to the Company’s 30-for-1 reverse share split effected at the market open on Nasdaq Capital Market on June 4, 2026.

The Required Shareholders’ Approval in connection with Certain Warrants

On June 17, 2026, the Board of Directors approved the Company’s entry into a securities purchase agreement with one of the Purchasers who participated in the March 2026 Private Placement (the “Investor”) for the private placement of: (i) pre-funded warrants to purchase 1,833,334 Ordinary Shares; (ii) Series D warrants to purchase up to 1,833,334 Ordinary Shares; and (iii) Series E warrants to purchase up to 1,833,334 Ordinary Shares (the “June 2026 Private Placement”). In connection with the June 2026 Private Placement, the Board approved the Company’s entry into a warrant amendment agreement with the Investor (the “Warrant Amendment Agreement”), pursuant to which the Company agreed to amend the terms of the Investor’s Series B Warrants and Series C Warrants, subject to the approval of the Company’s shareholders. The amendments to the Series B Warrants and Series C Warrants are as follows: (i) to amend the exercise price of the Warrants from $16.50 per share to $3.00 per share and (ii) to extend their respective exercise periods, such that the Series B Warrants will expire on June 18, 2031, and the Series C Warrants will expire on June 18, 2027 (the “Warrant Amendments”).

A copy of the Warrant Amendment Agreement is filed as Exhibit 10.1 to the accompanying Report of Foreign Private Issuer on Form 6-K, of which this Proxy Statement forms a part. The version previously filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K on June 18, 2026 contained a typographical error.

The Warrant Amendments require the approval of the Company’s shareholders in accordance with Section 274 of the Companies Law, as the Warrant Amendments may result in the issuance of 20% or more of the Company’s issued and outstanding share capital at a price that is not considered to be on market terms under the Companies Law.

The Board of Directors resolved to approve and recommend to the Company’s shareholders to approve the Warrant Amendments, based on the following considerations: (i) the Board of Directors considered the Company’s current financial status, near-term capital needs in light of its business plan and anticipated capital needs; (ii) the Board believes that reducing the exercise price of the Warrants is expected to increase the likelihood of exercise by investors and the potential receipt by the Company of additional capital; and (iii) extending the exercise period of the Warrants is expected to incentivize the investors to remain engaged with the Company over a longer period and support the Company’s long-term growth and financing objectives.

The Board believes that the Warrant Amendments are appropriate and in the best interests of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Warrant Amendments to the Series B Warrants and Series C Warrants, as set forth in the Proxy Statement.”

The approval of this Proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC
18 Lafayette Place
Woodmere, New York 11598

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at https://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 2, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 2, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board
IceCure Medical Ltd.
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors